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                                                                     EXHIBIT 8.2

                 [LETTERHEAD OF LEWIS, RICE & FINGERSH, P.C.]

                               November 18, 1997


Board of Directors
Vectra Banking Corporation
1650 S. Colorado Boulevard
Denver, Colorado 80222

     Re:  Merger of Vectra Banking Corporation into Zions Bancorporation

Gentlemen:

     You have requested our opinion as to the federal income tax consequences of the proposed merger (the "Merger") of Vectra Banking Corporation ("Vectra") into Zions Bancorporation ("Zions") pursuant to the Agreement and Plan of Merger dated September 23, 1997 by and among Vectra and Zions (the "Merger Agreement"). In issuing this opinion letter, we have relied upon (1) the factual representations made by Vectra in a written statement dated October 22, 1997, Zions in a written statement dated October 22, 1997 and certain Vectra shareholders in written statements, respectively (the "Representations"), (2) the Merger Agreement, (3) the facts, information and documentation set forth in the Registration Statement on Form S-4 of Zions filed with the Securities and Exchange Commission in connection with the Merger (the "Registration Statement").

     Based on our review of the Merger Agreement, the Representations, and the Registration Statement, and assuming the transactions described therein are completed as described, our
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opinion as to the federal income tax consequences of the Merger is as follows:


     1. Provided that the Merger qualifies as a statutory merger under applicable Colorado and Utah law, the Merger will constitute a reorganization within the meaning of section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

     2. Pursuant to section 354(a)(1) of the Code, no gain or loss will be recognized by Vectra shareholders who exchange all of their Vectra stock for shares of Zions common stock, except with respect to cash received in lieu of fractional share interests and, in the case of Vectra preferred shareholders, with respect to cash received upon the exercise of Dissenters' Rights.

     This opinion letter is predicated upon our understanding of the facts set forth in the Merger Agreement, the Representations and the Registration Statement. Any change in such facts may adversely affect our opinion. Furthermore, our opinion is based upon our understanding of the existing provisions of the Code, currently applicable regulations promulgated under the Code, current published administrative positions of the Internal Revenue Service, such as revenue rulings and revenue procedures, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. Any change in such authorities may adversely affect our opinion. We assume no

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obligation to update our opinion for any deletions or additions to or modifications of any law applicable to the Merger. In addition, we express no opinion as to any state or local tax consequences with respect to the Merger. Each shareholder of Vectra should consult with a qualified tax advisor for assurance as to the particular tax consequences of the Merger to that shareholder, any reporting requirements which may be applicable, or any other tax considerations more expressly mentioned herein.

     We consent to the use of this opinion as an exhibit to the Registration Statement.

                                  Very truly yours,


                               /s/Lewis, Rice & Fingersh, L.C.

                                  Lewis, Rice & Fingersh, L.C.